424(b)(3)
                                                           File No. 333-111357

PROSPECTUS
                               CEL-SCI CORPORATION
                                  Common Stock

      CEL-SCI Corporation may offer from time to time shares of common stock at an initial offering price not to exceed $50,000,000, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale.

      Specific terms pertaining to the shares of common stock offered by this prospectus will be set forth in one or more accompanying prospectus supplements, together with the terms of the offering and the initial price and the net proceeds to CEL-SCI from the sale. The prospectus supplement will set forth, without limitation, the number of shares of common stock and the terms of the offering and sale of such shares.

      CEL-SCI may sell the shares of common stock offered by this prospectus directly, through agents designated from time to time, or through underwriters or dealers. If any agents of CEL-SCI or any underwriters or dealers are involved in the sale of the securities, the names of the agents, underwriters or dealers, any applicable commissions and discounts, and the net proceeds to the Company will be set forth in the applicable prospectus supplement.

      CEL-SCI may not use this prospectus to complete sales of its common stock unless this prospectus is accompanied by a prospectus supplement.
      The securities offered by this prospectus are speculative and involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. For a description of certain important factors that should be considered by prospective investors, see "Risk Factors" beginning on page 5 of this prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

      CEL-SCI's common stock is traded on the American Stock Exchange under the symbol "CVM".









                  The date of this prospectus is May 3, 2004

                               PROSPECTUS SUMMARY

THIS SUMMARY IS QUALIFIED BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS.

CEL-SCI
--------

      CEL-SCI Corporation was formed as a Colorado corporation in 1983. CEL-SCI is involved in the research and development of certain drugs and vaccines. MULTIKINE(R), CEL-SCI's first and main product, uses CEL-SCI's proprietary cell culture technologies. CEL-SCI is testing MULTIKINE to determine if it is effective in creating an anti-cancer immune response in head and neck cancer patients, and in HIV-infected women with Human Papilloma Virus induced cervical dysplasia, the precursor stage before the development of cervical cancer. CEL-SCI believes that MULTIKINE has been shown to induce both an anti-cancer immune response and to significantly increase the susceptibility of tumor cells to radiation therapy.

      LEAPS, another technology of CEL-SCI, is being tested by CEL-SCI to determine if it is effective in developing potential treatments and/or vaccines against various diseases. Present target diseases are herpes simplex, malaria and autoimmune myocarditis.

      Using the LEAPS technology, CEL-SCI discovered a peptide, named CEL-1000, which is currently being tested in animals for the prevention/treatment of herpes simplex, malaria, viral encephalitis, smallpox, vaccinia and a number of other indications. CEL-1000 is also being tested as a bio-terrorism agent by the National Institute of Allergy and Infectious Diseases and by the U.S. Army Research Institute of Infectious Diseases.

      Before human testing can begin with respect to a drug or biological product, preclinical studies are conducted in laboratory animals to evaluate the potential efficacy and the safety of a product. Human clinical studies generally involve a three-phase process for marketing approval and a possible fourth phase of post-approval studies. The initial clinical evaluation, Phase I, consists of administering the product and testing for safe and tolerable dosage levels. Phase II trials continue the evaluation of safety and determine the appropriate dosage for the product, identify possible side effects and risks in a larger group of subjects, and provide preliminary indications of efficacy. Phase III trials consist of testing for actual clinical efficacy within an expanded group of patients at geographically dispersed test sites. Phase IV clinical trials are performed if the FDA requires or a company wishes to pursue them. Phase IV studies generally confirm the effectiveness or safety information about the product.

      CEL-SCI has completed Phase II clinical trials with MULTIKINE and believes that it has compiled sufficient data and clinical information to justify one or more Phase III clinical trials for head and neck cancer. CEL-SCI plans to meet with FDA in 2004 to discuss such trials. Depending on the FDA's review of CEL-SCI's data, the FDA may require additional Phase II trials or may concur with CEL-SCI's plans to begin a Phase III clinical trial. CEL-SCI's LEAPS technology is in the pre-clinical stage.

      CEL-SCI has funded the costs associated with the clinical trials relating to CEL-SCI's technologies, research expenditures and CEL-SCI's administrative expenses with the public and private sales of CEL-SCI's securities and borrowings from third parties, including affiliates of CEL-SCI.

      All of CEL-SCI's products are in the development stage. As of December 31, 2003, CEL-SCI was not receiving any revenues from the sale of MULTIKINE or any other products which CEL-SCI was developing.

      CEL-SCI does not expect to develop commercial products for several years, if at all. CEL-SCI has had operating losses since its inception, had an accumulated deficit of approximately $(86,600,000) at September 30, 2003 and expects to incur substantial losses for the foreseeable future.

      CEL-SCI's executive offices are located at 8229 Boone Blvd., #802, Vienna, Virginia 22182, and its telephone number is (703) 506-9460.

THE OFFERING

Securities Offered:

      CEL-SCI may offer from time to time shares of common stock at an initial offering price not to exceed $50,000,000, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale. CEL-SCI may not use this prospectus to complete sales of its common stock unless this prospectus is accompanied by a prospectus supplement. See the "Plan of Distribution" section of this prospectus for additional information concerning the manner in which CEL-SCI's shares may be offered.

Common Stock Outstanding:   As of February 27, 2004 CEL-SCI
                            had 65,397,019 shares of common stock issued and outstanding. The number of outstanding shares does not give effect to shares which may be issued upon the exercise and/or conversion of options, warrants or other convertible securities held by the selling shareholders or other persons. If all outstanding warrants and convertible securities were exercised and converted, CEL-SCI would have 80,432,447 outstanding shares of common stock. See "Comparative
                            Share Data".

Risk Factors:               The purchase of the securities offered by
                            this prospectus involves a high degree of risk. Risk factors include the lack of revenues and history of loss, need for additional capital and need for FDA approval. See the "Risk Factors" section of this prospectus for additional Risk Factors.

AMEX Symbol:                CVM

Summary Financial Data

Results of Operations:                  Years Ended
                                        September 30,        Three Months Ended
                                     -------------------      December 31, 2003
                                     2003           2002     -------------------
                                     ----           ----
Grant Revenue and Other:           $318,204     $  384,939       $  73,235
                                   --------     ----------       ---------

Expenses:
   Research and Development       1,915,501      4,699,909         368,348
   Depreciation and Amortization    199,117        226,514          47,927
   General and Administrative     2,287,019      1,754,332         647,440
   Interest Income                  (52,502)       (85,322)        (11,227)
   Interest Expense               2,340,667      2,131,750         126,840
                               ------------   ------------       ---------
   Net Loss                     $(6,371,498)   $(8,342,244)    $(1,106,093)
   Net Loss Attributable to
     Common Stockholders        $(6,480,319)   $(9,989,988)    $(1,106,093)
                                ============   ============    ===========
   Net loss per common share
     (basic and diluted)        $     (0.13)   $     (0.35)    $     (0.02)
                                ===========    ============    ============
Weighted average common shares
   outstanding                   50,961,457     28,746,341      62,848,255
                                ===========    ===========     ===========
Balance Sheet Data:
                                  September 30,
                                2003          2002         December 31, 2003
                                ----          ----         -----------------
Working Capital              $531,742      $690,804          $2,472,948
Total Assets                2,915,206     3,771,258           3,514,472
Convertible Debt *             32,882       639,288                  --
Note Payable - Covance *      184,330            --                  --
Note Payable - Cambrex*       656,076     1,135,017                  --
Total Liabilities           1,690,100     2,709,087             358,670
Stockholders' Equity        1,225,106     1,062,171           3,155,802

*     Included in Total Liabilities.

Forward Looking Statements

      This prospectus contains various forward-looking statements that are based on CEL-SCI's beliefs as well as assumptions made by and information currently available to CEL-SCI. When used in this prospectus, the words "believe", "expect", "anticipate", "estimate" and similar expressions are intended to identify forward-looking statements. Such statements may include statements regarding seeking business opportunities, payment of operating expenses, and the like, and are subject to certain risks, uncertainties and assumptions which could cause actual results to differ materially from projections or estimates. Factors which could cause actual results to differ materially are discussed at length under the heading "Risk Factors". Should one or more of the enumerated risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Investors should not place undue reliance on forward-looking statements, all of which speak only as of the date made.

                                  RISK FACTORS

      Investors should be aware that this offering involves the risks described below, which could adversely affect the price of CEL-SCI's common stock. In addition to the other information contained in this prospectus, the following factors should be considered carefully in evaluating an investment in the shares offered by this prospectus.

RISKS RELATED TO CEL-SCI
------------------------

Since CEL-SCI Has Earned Only Limited Revenues and Has a History of Net Losses, CEL-SCI Will Require Additional Capital to Remain in Operation.

      CEL-SCI has had only limited revenues since it was formed in 1983. Since the date of its formation and through December 31, 2003 CEL-SCI incurred net losses of approximately $(87,700,000). During the years ended September 30, 2001, 2002 and 2003 CEL-SCI suffered losses of $(10,733,679), $(8,342,244) and
$(6,371,498) respectively. During the three months ended December 31, 2003 CEL-SCI lost $(1,106,093). CEL-SCI has not derived any revenue from the sale of its products. CEL-SCI has relied principally upon the proceeds of public and private sales of securities and convertible notes to finance its activities to date. All of CEL-SCI's potential products are in the early stages of development, and any commercial sale of these products will be many years away. Accordingly, CEL-SCI expects to incur substantial losses for the foreseeable future. There can be no assurance CEL-SCI will be profitable.

Since CEL-SCI does not intend to pay dividends on its common stock, any return to investors will come only from potential increases in the price of CEL-SCI's common stock.

      At the present time, CEL-SCI intends to use available funds to finance CEL-SCI's operations. Accordingly, while payment of dividends rests within the discretion of the Board of Directors, no common stock dividends have been declared or paid by CEL-SCI and CEL-SCI has no intention of paying any common stock dividends.

If Cel-Sci cannot obtain additional capital, Cel-Sci may have to postpone development and research expenditures which will delay Cel-Sci's ability to produce a competitive product. Delays of this nature may depress the price of CEL-SCI's common stock.

      Clinical and other studies necessary to obtain approval of a new drug can be time consuming and costly, especially in the United States, but also in foreign countries. CEL-SCI's estimates of the costs associated with future clinical trials and research may be substantially lower than the actual costs of these activities. The different steps necessary to obtain regulatory approval, especially that of the Food and Drug Administration, involve significant costs and may require several years to complete. CEL-SCI expects that it will need substantial additional financing over an extended period of time in order to fund the costs of future clinical trials, related research, and general and administrative expenses. Although CEL-SCI's equity line of credit agreement is expected to be a source of funding, the amounts which CEL-SCI is able to draw from the equity line during each drawdown period are limited and may not satisfy CEL-SCI's capital needs.

      The extent of CEL-SCI's clinical trials and research programs are primarily based upon the amount of capital available to CEL-SCI and the extent to which CEL-SCI has received regulatory approvals for clinical trials. CEL-SCI is unable to estimate the future costs of clinical trials since CEL-SCI has not yet met with the FDA to discuss the design of future clinical trials; and until the scope of future clinical trials is known, CEL-SCI will not be able to price any trials with clinical trial organizations.

      Over the past three years CEL-SCI's research and development expenditures have decreased, due in part to the capital available to CEL-SCI. The inability of CEL-SCI to conduct clinical trials or research, whether due to a lack of capital or regulatory approval, will prevent CEL-SCI from completing the studies and research required to obtain regulatory approval for any products which CEL-SCI is developing.

      To raise additional capital CEL-SCI will most likely sell shares of its common stock or securities convertible into common stock at prices that may be below the prevailing market price of CEL-SCI's common stock at the time of sale. The issuance of additional shares will have a dilutive impact on other stockholders and could have a negative effect on the market price of CEL-SCI's common stock. Since April 2001 CEL-SCI has sold approximately 28,000,000 shares of its common stock to private investors at prices that were between 7% and 30% below the market price of CEL-SCI's common stock at the time of sale.
Any failure to obtain or any delay in obtaining required regulatory approvals may adversely affect the ability of CEL-SCI or potential licensees to successfully market any products they may develop.

MULTIKINE is made from components of human blood which involves inherent risks that may lead to product destruction or patient injury which could materially harm CEL-SCI's financial results, reputation and stock price.

      MULTIKINE is made, in part, from components of human blood. There are inherent risks associated with products that involve human blood such as possible contamination with viruses, including Hepatitis or HIV. Any possible contamination could require CEL-SCI to destroy batches of MULTIKINE or cause injuries to patients who receive the product thereby subjecting CEL-SCI to possible financial losses and harm to its business.

Although CEL-SCI has product liability insurance for MULTIKINE, the successful prosecution of a product liability case against CEL-SCI could have a materially adverse effect upon its business if the amount of any judgment exceeds CEL-SCI's insurance coverage.

      Although no claims have been brought to date, participants in CEL-SCI's clinical trials could bring civil actions against CEL-SCI for any unanticipated harmful effects arising from the use of MULTIKINE or any drug or product that CEL-SCI may try to develop. Although CEL-SCI believes its insurance coverage of $2,000,000 per claim is adequate, the defense or settlement of any product liability claim could adversely affect CEL-SCI even if the defense and settlement costs did not exceed CEL-SCI's insurance coverage.

CEL-SCI's directors are allowed to issue shares of preferred stock with provisions that could be detrimental to the interests of the holders of CEL-SCI's common stock.

      The provisions in CEL-SCI's Articles of Incorporation relating to CEL-SCI's Preferred Stock would allow CEL-SCI's directors to issue Preferred Stock with rights to multiple votes per share and dividend rights which would have priority over any dividends paid with respect to CEL-SCI's Common Stock. The issuance of Preferred Stock with such rights may make more difficult the removal of management even if such removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.

RISKS RELATED TO GOVERNMENT APPROVALS
-------------------------------------

CEL-SCI's product candidates must undergo rigorous preclinical and clinical testing and regulatory approvals, which could be costly and time-consuming and subject CEL-SCI to unanticipated delays or prevent CEL-SCI from marketing any products.

      Therapeutic agents, drugs and diagnostic products are subject to approval, prior to general marketing, by the FDA in the United States and by comparable agencies in most foreign countries. Before obtaining marketing approval, CEL-SCI's product candidates must undergo rigorous preclinical and clinical testing which is costly and time consuming and subject to unanticipated delays. There can be no assurance that such approvals will be granted.

      CEL-SCI cannot be certain when or under what conditions it will undertake further clinical trials, including a Phase III program for MULTIKINE. The clinical trials of CEL-SCI's product candidates may not be completed on schedule, and the FDA or foreign regulatory agencies may order CEL-SCI to stop or modify its research or these agencies may not ultimately approve any of CEL-SCI's product candidates for commercial sale. Varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent regulatory approval of CEL-SCI's product candidates. The data collected from CEL-SCI's clinical trials may not be sufficient to support regulatory approval of its various product candidates, including MULTIKINE. For example, MULTIKINE is now being made by a process that was different from the process tested in many of CEL-SCI's clinical studies to date. It is possible that the FDA will require CEL-SCI to conduct additional studies to demonstrate that the MULTIKINE that it plans to use for its Phase III program is the same as the product previously tested in CEL-SCI's phase II studies. Even if CEL-SCI believes the data collected from its clinical trials are sufficient, the FDA has substantial discretion in the approval process and may disagree with CEL-SCI's interpretation of the data. In this regard, the FDA is aware of Phase II clinical study results from US and Canadian studies, but not results from foreign trials. The foreign data comprises approximately 75% of the subjects participating in CEL-SCI's Phase II program. CEL-SCI can make no assurances that the FDA will accept the data from its foreign studies or that the agency would not require CEL-SCI to conduct more Phase II studies before beginning Phase III trials. CEL-SCI's failure to adequately demonstrate the safety and efficacy of any of its product candidates would delay or prevent regulatory approval of its product candidates, which could prevent CEL-SCI from achieving profitability.

      The requirements governing the conduct of clinical trials, manufacturing, and marketing of CEL-SCI's product candidates, including MULTIKINE, outside the United States vary widely from country to country. Foreign approvals may take longer to obtain than FDA approvals and can require, among other things, additional testing and different trial designs. Foreign regulatory approval processes include all of the risks associated with the FDA approval processes. Some of those agencies also must approve prices for products. Approval of a product by the FDA does not ensure approval of the same product by the health authorities of other countries. In addition, changes in regulatory policy in the US or in foreign countries for product approval during the period of product development and regulatory agency review of each submitted new application may cause delays or rejections.

      In addition to conducting further clinical studies of MULTIKINE and CEL-SCI's other product candidates, CEL-SCI also must undertake the development of its manufacturing process and optimize its product formulations. CEL-SCI is continuing, for example, to develop MULTIKINE to decrease or further characterize the amount of DNA in MULTIKINE and to develop ways of better measuring the amount of DNA in the product. CEL-SCI can make no assurances that it will succeed in decreasing the amount of DNA in MULTIKINE to a level that is acceptable for product approval or that it can develop a method of measuring the amount of DNA that the FDA accepts as suitable for approving the marketing of the product.

      CEL-SCI has only limited experience in filing and pursuing applications necessary to gain regulatory approvals, which may impede its ability to obtain timely approvals from the FDA or foreign regulatory agencies, if at all. CEL-SCI will not be able to commercialize MULTIKINE and other product candidates until it has obtained regulatory approval, and any delay in obtaining, or inability to obtain, regulatory approval could harm its business. In addition, regulatory authorities may also limit the types of patients to which CEL-SCI or others may market MULTIKINE or CEL-SCI's other products.

Even if CEL-SCI obtains regulatory approval for its product candidates, CEL-SCI will be subject to stringent, ongoing government regulation.

      Even if CEL-SCI's products receive regulatory approval, either in the United States or internationally, it will continue to be subject to extensive regulatory requirements. These regulations are wide-ranging and govern, among other things:

o    product design, development, manufacture and testing;
o    adverse drug experience and other reporting regulations;
o    product advertising and promotion;
o    product manufacturing, including good manufacturing practice requirements;
o    record keeping requirements;
o registration of CEL-SCI's establishments with the FDA and certain state agencies
o    product storage and shipping;
o    drug sampling and distribution requirements;
o    electronic record and signature requirements; and
o    labeling changes or modifications.

      CEL-SCI and any third-party manufacturers or suppliers must continually adhere to federal regulations setting forth requirements, known as current Good Manufacturing Practices, or cGMPs, and their foreign equivalents, which are enforced by the FDA and other national regulatory bodies through their facilities inspection programs. If CEL-SCI's facilities, or the facilities of its manufacturers or suppliers, cannot pass a pre-approval plant inspection, the FDA will not approve the marketing application of CEL-SCI's product candidates. In complying with cGMP and foreign regulatory requirements, CEL-SCI and any of its potential third-party manufacturers or suppliers will be obligated to expend time, money and effort in production, record-keeping and quality control to ensure that its products meet applicable specifications and other requirements. State regulatory agencies and the regulatory agencies of other countries have similar requirements.

      CEL-SCI entered into an agreement with Cambrex Bio Science, Inc. whereby Cambrex agreed to provide CEL-SCI with a facility for the periodic manufacturing of MULTIKINE in accordance with the cGMPs established by FDA regulations. This agreement expires on December 31, 2006. If the Cambrex facility were not available for the production of MULTIKINE, CEL-SCI estimates that it would take approximately six to ten months to find or build an alternative manufacturing facility for MULTIKINE. CEL-SCI does not know what cost it would incur to obtain an alternative source of MULTIKINE.

      If CEL-SCI does not comply with regulatory requirements at any stage, whether before or after marketing approval is obtained, it may be subject to criminal prosecution, seizure, injuction, fines, or be forced to remove a product from the market or experience other adverse consequences, including restrictions or delays in obtaining regulatory marketing approval, which could materially harm CEL-SCI's financial results, reputation and stock price. Additionally, CEL-SCI may not be able to obtain the labeling claims necessary or desirable for product promotion. CEL-SCI may also be required to undertake post-marketing trials. In addition, if CEL-SCI or other parties identify adverse effects after any of CEL-SCI's products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and CEL-SCI may be required to reformulate its products, conduct additional clinical trials, make changes in its product's labeling or indications of use, or submit additional marketing applications to support these changes. If CEL-SCI encounters any of the foregoing problems, its business and results of operations will be harmed and the market price of our common stock may decline.

      Also, the extent of adverse government regulations which might arise from future legislative or administrative action cannot be predicted. Without government approval, CEL-SCI will be unable to sell any of its products.

RISKS RELATED TO INTELLECTUAL PROPERTY
--------------------------------------

CEL-SCI may not be able to achieve or maintain a competitive position and other technological developments may result in CEL-SCI's proprietary technologies becoming uneconomical or obsolete.

      The biomedical field in which CEL-SCI is involved is undergoing rapid and significant technological change. The successful development of therapeutic agents from CEL-SCI's compounds, compositions and processes through CEL-SCI-financed research, or as a result of possible licensing arrangements with pharmaceutical or other companies, will depend on its ability to be in the technological forefront of this field.

      Many pharmaceutical and biotechnology companies are developing products for the prevention or treatment of cancer and infectious diseases including Introgen Therapeutics, Inc. and ImClone Systems, Inc. which are currently developing drugs for head and neck cancer. Both Introgen and ImClone, as well as many other companies working on drugs designed to prevent, cure or treat cancer, have substantial financial, research and development, and marketing resources and are capable of providing significant long-term competition either by establishing in-house research groups or by forming collaborative ventures with other entities. In addition, smaller companies and non-profit institutions are active in research relating to cancer and infectious diseases and are expected to become more active in the future.

CEL-SCI's patents might not protect CEL-SCI's technology from competitors, in which case CEL-SCI may not have any advantage over competitors in selling any products which it may develop.

      Certain aspects of CEL-SCI's technologies are covered by U.S. and foreign patents. In addition, CEL-SCI has a number of patent applications pending. There is no assurance that the applications still pending or which may be filed in the future will result in the issuance of any patents. Furthermore, there is no assurance as to the breadth and degree of protection any issued patents might afford CEL-SCI. Disputes may arise between CEL-SCI and others as to the scope and validity of these or other patents. Any defense of the patents could prove costly and time consuming and there can be no assurance that CEL-SCI will be in a position, or will deem it advisable, to carry on such a defense. Other private and public concerns, including universities, may have filed applications for, or may have been issued, patents and are expected to obtain additional patents and other proprietary rights to technology potentially useful or necessary to CEL-SCI. The scope and validity of such patents, if any, the extent to which CEL-SCI may wish or need to acquire the rights to such patents, and the cost and availability of such rights are presently unknown. Also, as far as CEL-SCI relies upon unpatented proprietary technology, there is no assurance that others may not acquire or independently develop the same or similar technology. CEL-SCI's first MULTIKINE patent expired in 2000. Since CEL-SCI does not know if it will ever be able to sell MULTIKINE on a commercial basis, CEL-SCI cannot predict what effect the expiration of this patent will have on CEL-SCI. Notwithstanding the above, CEL-SCI believes that trade secrets and later issued patents will protect the technology associated with MULTIKINE.

RISKS RELATED TO THIS OFFERING
------------------------------

Since the market price for CEL-SCI's common stock is volatile, investors in this offering may not be able to sell any of CEL-SCI's shares at a profit.

      The market price of CEL-SCI's common stock, as well as the securities of other biopharmaceutical and biotechnology companies, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. During the twelve months ended December 31, 2003 CEL-SCI's stock price has ranged from a low of $0.15 per share to a high of $1.75 per share. Factors such as fluctuations in CEL-SCI's operating results, announcements of technological innovations or new therapeutic products by CEL-SCI or its competitors, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of products developed by CEL-SCI or other biotechnology and pharmaceutical companies, and general market conditions may have a significant effect on the future market price of CEL-SCI's common stock.

Shares issuable upon the exercise of options and warrants, or as a result of sales made in connection with the equity line of credit may substantially increase the number of shares available for sale in the public market and may depress the price of CEL-SCI's common stock.

      CEL-SCI has outstanding options and warrants which allow the holders to acquire up to 15,112,095 additional shares of CEL-SCI's common stock Until the options and warrants expire, the holders will have an opportunity to profit from any increase in the market price of CEL-SCI's common stock without assuming the risks of ownership. Holders of the options and warrants may exercise or convert these securities at a time when CEL-SCI could obtain additional capital on terms more favorable than those provided by the options. The exercise of the options and warrants will dilute the voting interest of the owners of presently outstanding shares of CEL-SCI's common stock. The sale of the shares of common stock issuable upon the exercise of the options and warrants could adversely affect the market price of CEL-SCI's stock.

      In addition, an unknown number of shares of common stock are issuable under a equity line of credit arrangement to Rubicon Group Ltd. As CEL-SCI sells shares of its common stock to Rubicon Group under the equity line of credit, and Rubicon Group sells the common stock to third parties, the price of CEL-SCI's common stock may decrease due to the additional shares in the market. If CEL-SCI decides to draw down on the equity line of credit as the price of its common stock decreases, CEL-SCI will be required to issue more shares of its common stock for any given dollar amount invested by Rubicon Group, subject to the minimum selling price specified by CEL-SCI. The more shares that are issued under the equity line of credit, the more CEL-SCI's then outstanding shares will be diluted and the more CEL-SCI's stock price may decrease. Any decline in the price of CEL-SCI's common stock may encourage short sales, which could place further downward pressure on the price of CEL-SCI's common stock. Short selling is a practice of selling shares which are not owned by a seller with the expectation that the market price of the shares will decline in value after the sale.

      See the "Comparative Share Data" section of this prospectus for more information concerning CEL-SCI's outstanding options, warrants and other convertible notes as well as the equity line and warrants which were granted to Rubicon Group as consideration for extending the equity line of credit.
The sale of shares of common stock which have been registered by CEL-SCI, or the perception that sales could occur, could adversely affect the market price of CEL-SCI's common stock.

      On December 1, 2003 CEL-SCI sold 2,999,964 shares of its common stock to a group of private institutional investors for approximately $2,550,000, or $0.85 per share. CEL-SCI has filed registration statements with the Securities and Exchange Commission so that the 2,995,000 shares sold in December 2003, as well as 14,912,095 shares of common stock which are issuable upon the exercise of outstanding options and warrants, are available for public sale. In addition, an unknown number of shares of common stock may be sold under an equity line of credit arrangement to Rubicon Group Ltd. by means of a separate registration statement filed with the Securities and Exchange Commission.

      The sale of these shares could place downward pressure on the price of CEL-SCI's common stock.

                          COMPARATIVE SHARE DATA

                                                      Number of
                                                        Shares

 Shares outstanding as of February 27, 2004          65,397,019
   Shares to be sold in this offering:                  Unknown

      The number of shares outstanding as of February 27, 2004 excludes shares which may be issued upon the exercise of options or warrants described below. Other Shares Which May Be Issued:

      The following table lists additional shares of CEL-SCI's common stock which may be issued pursuant to the equity line of credit agreement and as the result of the exercise of outstanding options or warrants issued by CEL-SCI:

                                                      Number of         Note
                                                        Shares        Reference

   Shares issuable upon exercise of warrants          3,886,188            A
   held by private investors

   Shares issuable pursuant to equity line of credit    Unknown            B
   Shares issuable upon exercise of equity line
       warrants                                         395,726            B
   Shares issuable upon exercise of options and      10,553,514            C
      warrants granted to CEL-SCI's officers,
      directors, employees, consultants, and
      third parties

   Shares issuable upon exercise of options             200,000            D
   granted to investor relations consultants

A. In April 2001, CEL-SCI entered into an equity line of credit agreement with Paul Revere Capital Partners. During the term the equity line of credit, which expired in June 2003, CEL-SCI received net proceeds of $2,074,692 from the sale of 5,430,960 shares of common stock pursuant to the terms of the equity line. As consideration for extending the equity line of credit, CEL-SCI granted Paul Revere Capital Partners warrants to purchase 200,800 shares of common stock at a price of $1.64 per share at any time prior to April 11, 2004.

      In August 2001, three private investors exchanged their warrants for CEL-SCI's Series E warrants. As of February 27, 2004 the Series E warrants collectively allowed the holders to purchase up to 570,627 additional shares of CEL-SCI's common stock at a price of $1.19 per share at any time prior to August 16, 2004. In August 2003, in accordance with the terms of the Series E preferred stock, CEL-SCI issued warrants which permit the holders to purchase 23,758 shares of CEL-SCI's common stock at a price of $0.77 per share at any time prior to August 17, 2006.

       In July and September 2002, CEL-SCI sold Series G convertible notes, plus Series G warrants, to a group of private investors for $1,300,000. As of June 30, 2003 all of the Series G notes had been converted into 8,390,746 shares of CEL-SCI's common stock. As of February 27, 2004 the Series G warrants allowed the holders to purchase up to 450,000 shares of CEL-SCI's common stock at a price of $0.145 per share at any time prior to July 12, 2009.

       In January and July 2003, CEL-SCI sold Series H convertible notes, plus Series H warrants, to a group of private investors for $1,350,000. As of December 31, 2003 all of the Series H notes had been converted into 3,233,229 shares of CEL-SCI's common stock. As of February 27, 2004 the Series H warrants allowed the holders to purchase up to 550,000 shares of CEL-SCI's common stock at a price of $0.25 per share at any time prior to January 7, 2010.

      In May 2003 CEL-SCI sold shares of its common stock plus Series I warrants to a strategic partner. As of February 27, 2004 the Series I warrants allowed the holder to purchase 1,100,000 shares of CEL-SCI's common stock at a price of $0.47 per share at any time prior to May 30, 2008.

      On December 1, 2003, CEL-SCI sold 2,999,964 shares of its common stock to a group of private institutional investors for approximately $2,550,000, or $0.85 per share. As part of this transaction, the investors and the sales agent for a number of the investors received Series J warrants which, as of February 27, 2004, allowed the investors to purchase 991,003 shares of CEL-SCI's common stock at a price of $1.32 per share at any time prior to December 1, 2006.

      The warrant exercise price, and the number of shares issuable upon the exercise of the Series G and H warrants are subject to adjustment under those conditions explained in the section of the prospectus entitled "Description of Securities".

B. An unknown number of shares of common stock are issuable under the equity line of credit agreement between CEL-SCI and Rubicon Group, Ltd. As consideration for extending the equity line of credit, CEL-SCI granted Rubicon Group warrants to purchase 395,726 shares of common stock at a price of $0.83 per share at any time prior to September 16, 2008.

      Under the equity line of credit agreement, Rubicon Group has agreed to provide CEL-SCI with up to $10,000,000 of funding over a two year period ending on the date that the registration statement relating to the shares to be sold pursuant to the equity line of credit is declared effective by the Securities and Exchange Commission. During this period, CEL-SCI may request a drawdown under the equity line of credit by selling shares of its common stock to Rubicon Group and Rubicon Group will be obligated to purchase the shares. CEL-SCI may request a drawdown once every 22 trading days, although CEL-SCI is under no obligation to request any drawdowns under the equity line of credit.

      During the 22 trading days following a drawdown request, CEL-SCI will calculate the amount of shares it will sell to Rubicon Group and the purchase price per share. The purchase price per share of common stock will be based on the daily volume weighted average price of CEL-SCI's common stock during each of the 22 trading days immediately following the drawdown date, less a discount of 11%.

      The minimum amount CEL-SCI can draw down at any one time is $100,000. The maximum amount CEL-SCI can draw down at any one time is the lesser of $2,000,000 or the amount equal to:

o 4.5% of the weighted average price of CEL-SCI's common stock for the ninety calendar day period prior to the date of the drawdown request
o multiplied by the total trading volume of CEL-SCI's common stock for the ninety calendar day period prior to the date of the drawdown request.

      Using the formula described above, if CEL-SCI had requested a drawdown on February 27, 2004, the maximum amount CEL-SCI could draw down during the subsequent 22 trading days would be approximately $1,580,000.

      CEL-SCI may request a drawdown by faxing a drawdown notice to Rubicon Group, stating the amount of the drawdown and the lowest daily volume weighted average price, if any, at which CEL-SCI is willing to sell the shares. The lowest volume weighted average price will be set by CEL-SCI's Chief Executive Officer in his sole and absolute discretion.

      If CEL-SCI sets a minimum price which is too high and CEL-SCI's stock price does not consistently meet that level during the 22 trading days after its drawdown request, the amount CEL-SCI can draw and the number of shares CEL-SCI will sell to Rubicon Group will be reduced. On the other hand, if CEL-SCI sets a minimum price which is too low and its stock price falls significantly but stays above the minimum price, CEL-SCI will have to issue a greater number of shares to Rubicon Group based on the reduced market price.

      The following summarizes the drawdowns requested by CEL-SCI under the equity line of credit as of February 27, 2004.


      Date of        Shares            Average Sale       Net Proceeds
       Sale           Sold            Price Per Share      to CEL-SCI
      ------         -----            ---------------     -----------
      01/27/04      101,308               $1.09             $109,000
      02/11/04       92,722               $1.19             $109,000

      The net proceeds to CEL-SCI are net of a $1,000 fee paid to an escrow agent.

C. The options are exercisable at prices ranging from $0.16 to $11.00 per share with a weighted average exercise price of $0.75 per share. CEL-SCI may also grant options to purchase additional shares under its Incentive Stock Option and Non-Qualified Stock Option Plans.

D. CEL-SCI has granted options for the purchase of 200,000 shares of common stock to Investor Relations Group and Jonathan Gelles in consideration for services provided to CEL-SCI. The services provided to CEL-SCI involved the introduction of CEL-SCI to brokers and fund managers and distribution of CEL-SCI's press releases and other information regarding CEL-SCI. The options are exercisable at prices ranging between $1.63 and $2.50 per share with a weighted average exercise price of $1.85 per share and expire between February 2004 and June 2006.

       The shares referred to in Notes A, B and C are being, or will be, offered for sale by means of separate registration statements which have been filed with the Securities and Exchange Commission.

                   GOVERNMENT REGULATION OF CEL-SCI'S PRODUCTS

New drug development and approval process

      Regulation by governmental authorities in the United States and other countries is a significant factor in the manufacture and marketing of biological and other drug products and in ongoing research and product development activities. CEL-SCI's products will require regulatory approval by governmental agencies prior to commercialization. In particular, these products are subject to rigorous preclinical and clinical testing and other premarket approval requirements by the FDA and regulatory authorities in other countries. In the United States, various statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of pharmaceutical and biological drug products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. CEL-SCI believes that it is currently in compliance with applicable statutes and regulations that are relevant to its operations. CEL-SCI has no control, however, over compliance by its manufacturing and other partners.

      The FDA's statutes, regulations, or policies may change and additional statutes or government regulations may be enacted which could prevent or delay regulatory approvals of biological or other drug products. CEL-SCI cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

      Regulatory approval, when and if obtained, may be limited in scope. In particular, regulatory approvals will restrict the marketing of a product to specific uses. Further, approved biological and other drugs, as well as their manufacturers, are subject to ongoing review. Discovery of previously unknown problems with these products may result in restrictions on their manufacture, sale or use or in their withdrawal from the market. Failure to comply with regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other actions affecting CEL-SCI. Any failure by CEL-SCI or its manufacturing and other partners to obtain and maintain, or any delay in obtaining, regulatory approvals could materially adversely affect CEL-SCI's business.

The process for new drug approval has many steps, including:

Preclinical testing

      Once a biological or other drug candidate is identified for development, the drug candidate enters the preclinical testing stage. During preclinical studies, laboratory and animal studies are conducted to show biological activity of the drug candidate in animals, both healthy and with the targeted disease. Also, preclinical tests evaluate the safety of drug candidates. These tests typically take approximately two years to complete. Preclinical tests must be conducted in compliance with good laboratory practice regulations. In some cases, long term preclinical studies are conducted while clinical studies are ongoing.

Investigational new drug application

      When the preclinical testing is considered adequate by the sponsor to demonstrate the safety and the scientific rationale for initial human studies, an investigational new drug application (IND) is filed with the FDA to seek authorization to begin human testing of the biological or other drug candidate. The IND becomes effective if not rejected by the FDA within 30 days after filing. The IND must provide data on previous experiments, how, where and by whom the new studies will be conducted, the chemical structure of the compound, the method by which it is believed to work in the human body, any toxic effects of the compound found in the animal studies and how the compound is manufactured. All clinical trials must be conducted under the supervision of a qualified investigator in accordance with good clinical practice regulations. These regulations include the requirement that all subjects provide informed consent. In addition, an institutional review board (IRB), comprised primarily of physicians and other qualified experts at the hospital or clinic where the proposed studies will be conducted, must review and approve each human study. The IRB also continues to monitor the study and must be kept aware of the study's progress, particularly as to adverse events and changes in the research. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if adverse events occur. In addition, the FDA may, at any time during the 30-day period after filing an IND or at any future time, impose a clinical hold on proposed or ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization, and then only under terms authorized by the FDA. In some instances, the IND process can result in substantial delay and expense.

      Some limited human clinical testing may also be done under a physician's IND that allows a single individual to receive the drug, particularly where the individual has not responded to other available therapies. A physician's IND does not replace the more formal IND process, but can provide a preliminary indication as to whether further clinical trials are warranted, and can, on occasion, facilitate the more formal IND process.

      Clinical trials are typically conducted in three sequential phases, but the phases may overlap.

Phase I clinical trials

      Phase I human clinical trials usually involve between 20 and 80 healthy volunteers or patients and typically take one to two years to complete. The tests study a biological or other drug's safety profile, and may seek to establish the safe dosage range. The Phase I clinical trials also determine how a drug candidate is absorbed, distributed, metabolized and excreted by the body, and the duration of its action.

Phase II clinical trials

      In Phase II clinical trials, controlled studies are conducted on an expanded population of patients with the targeted disease. The primary purpose of these tests is to evaluate the effectiveness of the drug candidate on the volunteer patients as well as to determine if there are any side effects or other risks associated with the drug. These studies generally take approximately two years, and may be conducted concurrently with Phase I clinical trials. In addition, Phase I/II clinical trials may be conducted to evaluate not only the efficacy of the drug candidate on the patient population, but also its safety.

Phase III clinical trials

      This phase typically lasts two to three years and involves an even larger patient population, often with several hundred or even several thousand patients depending on the use for which the drug is being studied. Phase III trials are intended to establish the overall risk-benefit ratio of the drug and provide, if appropriate, an adequate basis for product labeling. During the Phase III clinical trials, physicians monitor the patients to determine efficacy and to observe and report any reactions or other safety risks that may result from use of the drug candidate.

Chemical and formulation development

      Concurrent with clinical trials and preclinical studies, companies also must develop information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in accordance with current good manufacturing practice requirements (cGMPs). The manufacturing process must be capable of consistently producing quality batches of the product and the manufacturer must develop methods for testing the quality, purity, and potency of the final drugs. Additionally, appropriate packaging must be selected and tested and chemistry stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf-life.


New drug application or biological license application

      After the completion of the clinical trial phases of development, if the sponsor concludes that there is substantial evidence that the biological or other drug candidate is effective and that the drug is safe for its intended use, a new drug application (NDA) or biologics license application (BLA) may be submitted to the FDA. The application must contain all of the information on the biological or other drug candidate gathered to that date, including data from the clinical trials. Under the Pediatric Research Equity Act of 2003, a company is also required to include an assessment, generally based on clinical study data, on the safety and efficacy of the drug candidate for all relevant pediatric populations before submitting an application. The statute provides for waivers or deferrals in certain situations but no assurance can be made that such situations will apply to a particular product.

      The FDA reviews all NDAs and BLAs submitted before it accepts them for filing. It may request additional information rather than accepting an application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the application. The FDA may refer the application to an appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation. The FDA is not bound by the recommendation of an advisory committee. If FDA evaluations of the NDA or BLA and the manufacturing facilities are favorable, the FDA may issue an approval letter authorizing commercial marketing of the drug or biological candidate for specified indications. The FDA could also issue an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the NDA or BLA. When and if those conditions have been met to the FDA's satisfaction, the FDA will issue an approval letter. On the other hand, if the FDA's evaluation of the NDA or BLA or manufacturing facilities is not favorable, the FDA may refuse to approve the application or issue a non-approvable letter.

      Among the conditions for NDA or BLA approval is the requirement that each prospective manufacturer's quality control and manufacturing procedures conform to current good manufacturing practice standards and requirements(cGMPs). Manufacturing establishments are subject to periodic inspections by the FDA and by other federal, state or local agencies.

Marketing approval

      If the FDA approves the NDA or BLA, the drug or biological becomes available for physicians to prescribe. Periodic reports must be submitted to the FDA, including descriptions of any adverse reactions reported. The FDA may require post-marketing studies, also known as Phase IV studies, as a condition of approval. In addition, the FDA may require distribution to patients of a medication guide for prescription drug products that the FDA determines pose a serious and significant health concern in order to provide information necessary to patients' safe and effective use of such products.

Phase IV clinical trials and post-marketing studies

      In addition to studies required by the FDA after approval, a manufacturer often conducts Phase IV studies to explore new indications. The purpose of these trials and studies and related publications is to develop data to support additional indications for the drug and to increase its acceptance in the medical community. In addition, some post-market studies are done at the request of the FDA to develop additional information regarding the safety of a product.

Postmarketing Obligations -

      Any products manufactured and/or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements, reporting of adverse experiences with the drug, drug sampling and distribution requirements, notifying the FDA and gaining its approval of certain manufacturing or labeling changes, complying with certain electronic records and signature requirements, and complying with FDA promotion and advertising requirements. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with good manufacturing practices. Also, newly discovered or developed safety or efficacy data may require changes to a product's approved labeling, including the addition of new warnings and contraindications, or even in some instances revocation or withdrawal of the approval. In addition, approved biological drug products may be subject to lot-by-lot release testing by the FDA before these products can be commercially distributed.

                        MARKET FOR CEL-SCI'S COMMON STOCK

      As of February 27, 2004 there were approximately 2,600 record holders of CEL-SCI's common stock. CEL-SCI's common stock is traded on the American Stock Exchange under the symbol "CVM". Set forth below are the range of high and low quotations for CEL-SCI's common stock for the periods indicated as reported on the American Stock Exchange. The market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

      Quarter Ending           High              Low
      -------------            ----              ----

        12/31/00              $2.54             $1.00
         3/31/01              $3.30             $1.30
         6/30/01              $1.85             $1.16
         9/30/01              $1.94             $1.02

        12/31/01              $1.80             $0.72
         3/31/02              $1.28             $0.52
         6/30/02              $0.56             $0.27
         9/30/02              $0.52             $0.16
        12/31/02              $0.32             $0.19
         3/31/03              $0.27             $0.15
         6/30/03              $1.35             $0.20
         9/30/03              $1.08             $0.61
        12/31/03              $1.75             $0.98

      Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro rata in any distribution of CEL-SCI's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend. CEL-SCI has not paid any dividends on its common stock and CEL-SCI does not have any current plans to pay any common stock dividends.

                              PLAN OF DISTRIBUTION

      CEL-SCI may sell shares of its common stock in and/or outside the United
States: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. The applicable prospectus supplement with respect to the offered securities will set forth the name or names of any underwriters or agents, if any, the purchase price of the offered securities and the proceeds to CEL-SCI from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any compensation paid to a placement agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      CEL-SCI's common stock may be sold:

o    At a fixed price,

o As the result of the exercise of warrants or the conversion of preferred shares, and at fixed or varying prices, as determined by the terms of the warrants, or convertible securities

o At varying prices in at the market offerings.

o In privately negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of securities to be named in the prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the offered securities if any are purchased.

      If dealers are utilized in the sale of offered securities in respect of which this prospectus is delivered, CEL-SCI will sell the offered securities to the dealers as principals. The dealers may then resell the offered securities to the public at varying prices to be determined by the dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to the securities sold to the dealers.

      If an agent is used in an offering of offered securities, the agent will be named, and the terms of the agency will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, an agent will act on a best efforts basis for the period of its appointment.

      The securities may be sold directly by CEL-SCI to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities purchased by the institutional investors. The terms of any of the sales, including the terms of any bidding or auction process, will be described in the applicable prospectus supplement.

      CEL-SCI may permit agents or underwriters to solicit offers to purchase its securities at the public offering price set forth in a prospectus supplement pursuant to a delayed delivery arrangement providing for payment and delivery on the date stated in the prospectus supplement. Any delayed delivery contract, when issued, will contain definite fixed price and quantity terms. The obligations of any purchaser pursuant to a delayed delivery contract will not be subject to any market outs or other conditions other than the condition that the delayed delivery contract will not violate applicable law. In the event the securities underlying the delayed delivery contract are sold to underwriters at the time of performance of the delayed delivery contract, those securities will be sold to those underwriters. Each delayed delivery contract shall be subject to CEL-SCI's approval. CEL-SCI will pay the commission indicated in the prospectus supplement to underwriters or agents soliciting purchases of securities pursuant to delayed delivery arrangements accepted by CEL-SCI.

      Shares sold in an at the market offering will be limited to 10% of the aggregate market value of CEL-SCI's outstanding voting stock held by non-affiliates of CEL-SCI and will be sold through an underwriter or underwriters, acting as principals or as agents for CEL-SCI. The underwriter of any at the market offering will be named in a prospectus supplement pertaining to the offering.

      Notwithstanding the above, while prospectus supplements may provide specific offering terms, or add to or update information contained in this prospectus, any fundamental changes to the offering terms will be made by means of a post-effective amendment.

      Agents, dealers and underwriters may be entitled under agreements entered into with CEL-SCI to indemnification from CEL-SCI against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by such agents, dealers or underwriters.

                            DESCRIPTION OF SECURITIES

Common Stock

      CEL-SCI is authorized to issue 100,000,000 shares of common stock, (the "common stock"). Holders of common stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding common stock can elect all directors.

      Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of CEL-SCI's assets after payment of liabilities. The board is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

      Holders of common stock do not have preemptive rights to subscribe to additional shares if issued by CEL-SCI. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. All of the outstanding shares of common stock are fully paid and non-assessable and all of the shares of common stock offered as a component of the Units will be, upon issuance, fully paid and non-assessable.

Preferred Stock

      CEL-SCI is authorized to issue up to 200,000 shares of preferred stock. CEL-SCI's Articles of Incorporation provide that the Board of Directors has the authority to divide the preferred stock into series and, within the limitations provided by Colorado statute, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the qualifications, limitations or restrictions of the shares of any series so established. As the Board of Directors has authority to establish the terms of, and to issue, the preferred stock without shareholder approval, the preferred stock could be issued to defend against any attempted takeover of CEL-SCI. As of February 27, 2004 no shares of preferred stock were outstanding.
Warrants Held by Private Investors

      In April 2001, CEL-SCI entered into an equity line of credit agreement with Paul Revere Capital Partners. As consideration for extending the equity line of credit, which expired in June 2003, CEL-SCI granted Paul Revere Capital Partners warrants to purchase 200,800 shares of common stock at a price of $1.64 per share at any time prior to April 11, 2004.

      In August 2001, three private investors exchanged their warrants for CEL-SCI's Series E warrants. As of February 27, 2004 the Series E warrants collectively allowed the holders to purchase up to 570,627 additional shares of CEL-SCI's common stock at a price of $1.19 per share at any time prior to August 16, 2004. In August 2003, in accordance with the terms of the Series E preferred stock, CEL-SCI issued warrants which permit the holders to purchase an additional 23,758 shares of CEL-SCI's common stock at a price of $0.77 per share at any time prior to August 17, 2006.

      In July and September 2002, CEL-SCI sold Series G convertible notes, plus

Series G warrants, to a group of private investors for $1,300,000. All of the Series G convertible notes have since been converted into shares of CEL-SCI's common stock. As of February 27, 2004 the Series G warrants collectively allowed the holders to purchase up to 450,000 shares of CEL-SCI's common stock at a price of $0.145 per share at any time prior to July 12, 2009. Every three months after December 9, 2003, the exercise price of the Series G warrants will be adjusted to an amount equal to 84% of the average of the 3 lowest daily trading prices of CEL-SCI's common stock on the American Stock Exchange during the 20 trading days immediately prior to the three month adjustment date, provided that the adjusted price is lower than the warrant exercise price on that date.

     In January and July 2003, CEL-SCI sold Series H convertible notes, plus Series H warrants, to a group of private investors for $1,350,000. All of the Series H Convertible notes have since been converted into shares of CEL-SCI's common stock. As of February 27, 2004 the Series H warrants collectively allowed the holders to purchase up to 550,000 shares of CEL-SCI's common stock at a price of $0.25 per share at any time prior to January 7, 2010. Every three months after December 26, 2003 the exercise price of the Series H warrants will be adjusted to an amount equal to 84% of the average of the 3 lowest daily trading prices of CEL-SCI's common stock on the American Stock Exchange during the 15 trading days immediately prior to the three month adjustment date, provided that the adjusted price is lower than the warrant exercise price on that date.

      If CEL-SCI sells any additional shares of common stock, or any securities convertible into common stock at a price below the then applicable exercise price of the Series G or H warrants, the warrant exercise price will be lowered to the price at which the shares were sold or the lowest price at which the securities are convertible, as the case may be. If the warrant exercise price is adjusted, the number of shares of common stock issuable upon the exercise of the warrant will be increased by the product of the number of shares of common stock issuable upon the exercise of the warrant immediately prior to the sale multiplied by the percentage by which the warrant exercise price is reduced.

     If CEL-SCI sells any additional shares of common stock, or any securities convertible into common stock at a price below the market price of CEL-SCI's common stock, the exercise price of the Series G or H warrants will be lowered by a percentage equal to the price at which the shares were sold or the lowest price at which the securities are convertible, as the case may be, divided by the then prevailing market price of CEL-SCI's common stock. If the warrant exercise price is adjusted, the number of shares of common stock issuable upon the exercise of the warrant will be increased by the product of the number of shares of common stock issuable upon the exercise of the warrant immediately prior to the sale multiplied by the percentage determined by dividing the price at which the shares were sold by the market price of CEL-SCI's common stock on the date of sale.

      However, neither the exercise price of the Series G or H warrants nor the shares issuable upon the exercise of the Series G or H warrants will be adjusted as the result of shares issued in connection with a Permitted Financing. A Permitted Financing involves shares of common stock issued or sold:

o    in connection with a merger or acquisition or a strategic partnership;

o upon the exercise of options or the issuance of common stock to CEL-SCI's employees, officers, directors, consultants and vendors in accordance with

     CEL-SCI's equity incentive policies;

o pursuant to the conversion or exercise of securities which were outstanding prior to July 12, 2002 in the case of the Series G warrants and January 7, 2003 in the case of the Series H warrants;

o    to key officers of CEL-SCI in lieu of their respective salaries.

     In May 2003, CEL-SCI sold shares of its common stock plus Series I warrants to a strategic partner, at prices equal to or above the then current price of CEL-SCI's common stock. As of December 31, 2003 the Series I warrants allowed the holder to purchase 1,100,000 shares of CEL-SCI's common stock at a price of $0.47 per share at any time prior to May 30, 2008.

      In September 2003, CEL-SCI entered into an equity line of credit agreement with Rubicon Group Ltd. in order to establish a possible source of funding for the development of CEL-SCI's technologies. As consideration for extending the equity line of credit, CEL-SCI granted Rubicon Group warrants to purchase 395,726 shares of common stock at a price of $0.83 per share at any time prior to September 16, 2008.

      On December 1, 2003, CEL-SCI sold 2,999,964 shares of its common stock to a group of private institutional investors for approximately $2,550,000, or $0.85 per share. As part of this transaction, the investors and the sales agent for a number of the investors received Series J warrants which, as of February 27, 2004, allowed the investors to purchase 991,003 shares of CEL-SCI's common stock at a price of $1.32 per share at any time prior to December 1, 2006.

      All of the private investors referred to above were accredited investors. Transfer Agent

     Computershare Trust Company, Inc., of Denver, Colorado, is the transfer agent for CEL-SCI's common stock.

                                     EXPERTS

      The financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 INDEMNIFICATION

      CEL-SCI's Bylaws authorize indemnification of a director, officer, employee or agent of CEL-SCI against expenses incurred by him in connection with any action, suit, or proceeding to which he is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his duty. In addition, even a director, officer, employee, or agent of CEL-SCI who was found liable for misconduct or negligence in the performance of his duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling CEL-SCI pursuant to the foregoing provisions, CEL-SCI has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                             ADDITIONAL INFORMATION

      CEL-SCI is subject to the requirements of the Securities Exchange Act of l934 and is required to file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of any such reports, proxy statements and other information filed by CEL-SCI can be read and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding CEL-SCI. The address of that site is http://www.sec.gov.

      CEL-SCI will provide, without charge, to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference below (other than exhibits to these documents, unless the exhibits are specifically incorporated by reference into this prospectus). Requests should be directed to:

                               CEL-SCI Corporation
                             8229 Boone Blvd., #802
                             Vienna, Virginia 22182
                                 (703) 506-9460

     The following documents filed with the Commission by CEL-SCI (Commission File No. 0-11503) are incorporated by reference into this prospectus:

(1) CEL-SCI's Annual Report on Form 10-K for the fiscal year ended September 30, 2003.

(2) CEL-SCI's Annual Report on Form 10-K/A for the fiscal year ended September 30, 2003.

(3) CEL-SCI's Proxy Statement relating to its March 31, 2003 shareholders' meeting.

(4)   CEL-SCI's report on Form 8-K filed on December 3, 2003.

(5) CEL-SCI's report on Form 10-Q for the three months ended December 31, 2003.

     All documents filed with the Commission by CEL-SCI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      Investors are entitled to rely upon information in this prospectus or incorporated by reference at the time it is used by CEL-SCI to offer and sell securities, even though that information may be superseded or modified by information subsequently incorporated by reference into this prospectus.

      CEL-SCI has filed with the Securities and Exchange Commission a Registration Statement under the Securities Act of l933, as amended, with respect to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to CEL-SCI and such securities, reference is made to the Registration Statement and to the exhibits filed with the Registration Statement. Statements contained in this prospectus as to the contents of any contract or other documents are summaries which are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and related exhibits may also be examined at the Commission's internet site.

No dealer salesman or other person has been authorized to give any information or to make any representations, other than those contained in this prospectus. Any information or representation not contained in this prospectus must not be relied upon as having been authorized by CEL-SCI. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any state or other jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of CEL-SCI since the date of this prospectus.


                                TABLE OF CONTENTS

                                                                            Page
Prospectus Summary...................................................
Risk Factors.........................................................
Comparative Share Data...............................................
Plan of Distribution.................................................
Description of Securities............................................
Experts..............................................................
Indemnification......................................................
Additional Information...............................................

                                  Common Stock

                               CEL-SCI CORPORATION


                                   PROSPECTUS